

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 23, 2009

Ms. Thum May Yin
Chief Financial Officer
Mezabay International, Inc.
800 5th Avenue, Suite 4100
Seattle, WA 98104

> **Re:** **Mezabay International, Inc.**
> **Form 8-K**
> **Filed September 28, 2009**
> **File No. 0-30013**

Dear Ms. Yin:

We have reviewed your response letter dated November 2, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K filed September 28, 2009

1.	We have reviewed your response to the first bullet point of comment one in our letter dated October 6, 2009. We note from your response that the old board of directors and executive officers resigned and were replaced with a new board of directors and new executive officers. However, it is unclear from your response how the new board of directors and executive officers were selected, i.e., whether the former shareholders of Cardtrend, the former shareholders of Gaeawave, or both had the power to appoint the new officers and directors. Please explain this matter to us, including summarizing any relevant sections of your merger agreement that addressed this matter, to help us better understand which entity appears to be the accounting acquirer based on these factors. Also describe to us the process through which the new officers and directors may be replaced and the terms of each of the new directors to assist us in understanding whether these appointments are substantive.

2.      We have reviewed your response to comment two in our letter dated October 6, 2009 and have the following additional comments:

- Your response indicates that you will provide the requested historical and pro forma financial statements as soon as your independent accountants complete their audit of Gaeawave. Please provide us with an updated estimate of when you will file these financial statements. Please note that we will not be able to complete our review of your Form 8-K until we have reviewed these financial statements.

- Based on your response to comment one in our letter dated October 6, 2009, it appears that you are treating Cardtrend as a shell company at the time of its merger with Gaeawave to result in accounting for the reverse merger as a recapitalization. Given the above, it appears that you should comply with Item 5.01(a)(8) of Form 8-K and provide in your upcoming amended Form 8-K all information for Gaeawave that would be required if Gaeawave had filed a Form 10. Please confirm that you will do so.

- Your response to comment two indicates that the reverse merger resulted in no change in independent accountants and no change in fiscal year end. Please tell us who the independent accountants are for Cardtrend, Gaeawave and the post-merger company Mezabay, and explain in more detail why this reverse merger did not result in a change to your independent accountants. Also tell us the fiscal year end for Cardtrend, Gaeawave and the post-merger company Mezabay, and explain in more detail why this reverse merger did not result in a change to your fiscal year end.

3.      We note that you have not registered the spin-off of your PBS business. Please provide us with updated information on when this spin-off occurred or is expected to occur. If you do not believe that registration of the spin-off is required, please provide us with your analysis under Staff Legal Bulletin 4 to support your conclusion.

*       *       *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your

Ms. Thum May Yin
Mezabay International, Inc.
November 23, 2009
Page 3

filing, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Andrew Blume, Staff Accountant, at 202-551-3254, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,


Jennifer Thompson
Accounting Branch Chief